UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 10, 2023

Broad Capital Acquisition Corp

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

001-41212	86-3382967
(Commission File Number)	(IRS Employer Identification No.)

5345 Annabel Lane, Plano, TX 75093

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code (469) 951-3088

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Common Stock, par value $0.000001 per share, and one Right to acquire 1/10 of one share of Common Stock	BRACU	The Nasdaq Stock Market LLC
Common Stock included as part of the units	BRAC	The Nasdaq Stock Market LLC
Rights included as part of the units	BRACR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Amendment of Trust Agreement

On January 13, 2022, Broad Capital Acquisition Corp, a blank check company incorporated in the State of Delaware (the “Company”), consummated its initial public offering (the “Offering”). In connection therewith, the Company entered into an Investment Management Trust Agreement, dated January 10, 2022 (the “Trust Agreement”), by and between the Company and Continental Stock Transfer & Trust Company, as trustee (“Continental”). The form of the Trust Agreement was initially filed as an exhibit to the Company’s Registration Statement on Form S-1 (File No. 333-258943) for the Offering.

On January 10, 2023, at 10:30 a.m. ET, the Company held a virtual special meeting of its stockholders at https://www.cstproxy.com/broadcapitalacquisition/2023, pursuant to due notice (the “Stockholders Meeting”). At the Stockholders Meeting, the Company’s stockholders entitle to vote at the meeting cast their votes and approved a proposal to amend the Trust Agreement to amend the Trust Agreement, allowing the Company to extend the Termination Date (as described in Item 5.03 below, which description is incorporated herein by reference) for an additional nine one (1) month extensions until October 13, 2023 (the “Trust Amendment”), by depositing into the Trust Account an additional $0.0625 per share for each one-month until October 13, 2023 unless the Closing of the Company’s initial business combination shall have occurred.

The foregoing summary of the amendment to the Trust Agreement is qualified by the full text of the Amendment No. 1 to Investment Trust Agreement dated January 10, 2023 by and between the Company and Continental included as Exhibit 10.1 hereto, which is incorporated herein by reference.

Item 3.03.	Material Modification to Rights of Security Holders.

Amendment of Certificate of Incorporation

As described in Item 5.03 below, which description is incorporated herein by reference, the stockholders of the Company approved the First Amendment to the Amended and Restated Certificate of Incorporation of the Company at the January 10, 2023 Stockholders Meeting, and the Company subsequently filed the First Amendment to the Amended and Restated Certificate of Incorporation with the Secretary of State for the State of Delaware.

Item 5.03.	Articles of Incorporation or Bylaws.

The stockholders of the Company approved the First Amendment to the Amended and Restated Certificate of Incorporation of the Company (the “Charter Amendment”) at the January 10, 2023 Stockholders Meeting, changing the structure and cost of the Company’s right to extend the date (the “Termination Date”) by which the Company (i) consummate a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination involving the Company and one or more businesses, which we refer to as a “business combination,” (ii) cease its operations if it fails to complete such business combination, and (iii) redeem or repurchase 100% of the Company’s common stock included as part of the units sold in the Company’s initial public offering that closed on January 13, 2022 (the “IPO”) which is currently January 13, 2023 unless extended.

The Charter Amendment allows the Company to extend the Termination Date by up to nine (9) one-month extensions to October 13, 2023 (each of which we refer to as an “Extension”, and such later date, the “Extended Deadline”) provided that (i) the Sponsor (or its affiliates or permitted designees) will deposit into the Trust Account an additional $0.0625 per share for each month until October 13, 2023, unless the closing of the Company’s initial business combination shall have occurred (the “Extension Payment”) in exchange for a non-interest bearing, unsecured promissory note payable upon consummation of a business combination and (ii) the procedures relating to any such extension, as set forth in the Trust Agreement, shall have been complied with. Without the Charter Amendment, the Company would have been required to obtain extensions in up to two three-month increments at a cost of $1,015,906.90 each.

Following receipt of shareholder approval of the Charter Amendment, the Company filed the First Amendment to the Amended and Restated Certificate of Incorporation with the Secretary of State for the State of Delaware. The foregoing summary is qualified by the full text of the First Amendment to the Amended and Restated Certificate of Incorporation which is included as Exhibit 3.1 hereto, which is incorporated herein by reference.

Item 5.07.	Submission of Matters to a Vote of Security Holders.

On January 10, 2023, at 10:30 a.m. ET, the Company held a virtual special meeting of its stockholders at https://www.cstproxy.com/broadcapitalacquisition/2023, pursuant to due notice. On the record date of December 16, 2022, the Company had 13,149,966 shares entitled to vote at the special meeting. At the special meeting, holders of the Company’s stock (the “Stockholders”) voted on two of the three proposals presented, the Extension Amendment Proposal and the Trust Amendment Proposal each as described in the proxy statement dated December 28, 2022. The Stockholders entitled to vote at the special meeting cast their votes as described below:

Proposal 1- Extension Amendment Proposal

The Stockholders approved the proposal (the “Extension Amendment Proposal”) to change the structure and cost of the Company’s right to extend the date (the “Termination Date”) by which the Company (i) consummate a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination involving the Company and one or more businesses, which we refer to as a “business combination,” (ii) cease its operations if it fails to complete such business combination, and (iii) redeem or repurchase 100% of the Company’s common stock included as part of the units sold in the Company’s IPO from January 13, 2023 by up to nine (9) one-month extensions to October 13, 2023 provided that (i) the Sponsor (or its affiliates or permitted designees) will deposit into the Trust Account an additional $0.0625 per share for each month until October 13, 2023, unless the closing of the Company’s initial business combination shall have occurred (the “Extension Payment”) in exchange for a non-interest bearing, unsecured promissory note payable upon consummation of a business combination and (ii) the procedures relating to any such extension, as set forth in the Trust Agreement, shall have been complied with. The following is a tabulation of the voting results:

Votes For	Votes Against	Abstentions	Broker Non-Votes

9,764,728 (74.25%)	325,114 (2.47%)	–	–

Proposal 2 - Trust Amendment Proposal

The Stockholders approved the proposal to amend the Company’s Trust Agreement with Continental (the “Trust Amendment Proposal”), pursuant to which the Company’s Trust Agreement with Continental was amended to conform the procedures in the Trust Agreement by which the Company may extend the date on which Continental must liquidate the Trust Account if the Company has not completed its initial business combination to the procedures in the Charter Amendment approved in the Extension Amendment Proposal. The following is a tabulation of the voting results:

Common Stock:

Votes For	Votes Against	Abstentions	Broker Non-Votes

9,764,728 (74.25%)	325,114 (2.47%)	–	–

Proposal 3 – Adjournment Proposal

The third proposal to adjourn the Shareholder Meeting (the “Adjournment Proposal”), was not presented at the Stockholders Meeting since the Extension Amendment Proposal and the Trust Amendment Proposal received sufficient favorable votes to be adopted.

Item 7.01.	Regulation FD Disclosure.

A press release describing the Stockholders Meeting, its results, and the first extension is attached hereto as Exhibit 99.1.

Item 8.01.	Other Events.

Redemption of Public Shares

In connection with the approval of the Extension Amendment Proposal and the Trust Amendment Proposal at the Stockholders Meeting, holders of 4,227,461 of the Company’s shares (the “Public Shares”) exercised their right to redeem those shares for cash at an approximate price of $10.25 per share, for an aggregate of approximately $43.35 million. Following the payment of the redemptions, the Trust Account will have a balance of approximately $60.83 million before the deposit of funds by the Company as described in the following paragraph.

First One-Month Extension and Deposit of Extension Funds

Also in connection with approval of the Extension Amendment Proposal and the Trust Amendment Proposal, the Company elected to obtain the first 1-month extension to the Termination Date, which extends its deadline to complete its initial business combination from January 13, 2023 to February 13, 2023 and which will give the Company additional time to complete a business combination. The Company caused $0.0625 per share for each Public Share outstanding after giving effect to the redemptions disclosed above, or approximately $370,725.50, to be deposited in the Trust Account. Such funds were provided by our Sponsor or its designees pursuant to the Extension Loan described in the proxy statement dated December 28, 2022.

Item 9.01.	Exhibits.

Exhibit Number	Description of Exhibit
3.1	First Amendment to the Amended and Restated Certificate of Incorporation of the Company dated January 10, 2023.
10.1	Amendment No. 1 to Investment Management Trust Agreement dated January 10, 2023 by and between the Company and Continental Stock Transfer and Trust Company.
99.1	Press Release
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BROAD CAPITAL ACQUISITION CORP

Date: January 13, 2023	By:	/s/ Johann Tse
Johann Tse
Chief Executive Officer